                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                                   (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from ____________ to

                  Commission file numbers: 0-23876 and 1-03439


                SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN
                JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN
                   SMURFIT PACKAGING CORPORATION SAVINGS PLAN
             SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN
                            (Full title of the plans)

                       SMURFIT-STONE CONTAINER CORPORATION
                            150 North Michigan Avenue
                             Chicago, Illinois 60601

          (Name of issuer of the securities held pursuant to the plans and address of its principal executive office)

Financial Statements and Supplemental Schedule

St. Laurent Paperboard Hourly Savings Plan
(Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)
Years Ended December 31, 2001 and 2000

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2001 and 2000



                                    Contents

Report of Independent Auditors ......................................................................    1

Financial Statements

Statements of Net Assets Available for Benefits .....................................................    2
Statements of Changes in Net Assets Available for Benefits ..........................................    3
Notes to Financial Statements .......................................................................    4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ......................................   10

                         Report of Independent Auditors

The Administrative Committee
Smurfit-Stone Container Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for benefits of St. Laurent Paperboard Hourly Savings Plan (formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                              /s/Ernst & Young LLP

St. Louis, Missouri
May 24, 2002

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

                 Statements of Net Assets Available for Benefits

                                                        December 31
                                                  2001              2000
                                               ------------------------------
Assets
Investments, at fair value                     $18,267,565       $  5,114,806
Receivable for securities sold                           -         33,712,447
Cash                                                     -             17,414
Employee contribution receivable                    41,168             93,317
Employer contribution receivable                    36,034            136,461
                                               ------------------------------
Net assets available for benefits              $18,344,767       $ 39,074,445
                                               ==============================

See accompanying notes.

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

           Statements of Changes in Net Assets Available for Benefits

                                                                             Year Ended December 31
                                                                              2001             2000
                                                                         -------------------------------
Contributions:
   Employees                                                             $    2,639,146   $    3,643,167
   Employer                                                                     412,910          764,674
Interest and dividend income                                                    623,165          690,945
                                                                         -------------------------------
Total additions                                                               3,675,221        5,098,786

Net realized and unrealized depreciation of investments                      (2,203,974)      (4,002,522)
Transfer of participant accounts (to) from affiliated plans                 (20,878,655)         745,441
Withdrawals by participants                                                  (1,301,741)      (3,614,965)
Administrative expenses                                                         (20,529)         (61,647)
                                                                         -------------------------------
Net decrease in net assets available for benefits                           (20,729,678)      (1,834,907)
Net assets available for benefits, beginning of year                         39,074,445       40,909,352
                                                                         -------------------------------
Net assets available for benefits, end of year                           $   18,344,767   $   39,074,445
                                                                         ===============================

See accompanying notes.

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

                          Notes to Financial Statements

                               December 31, 2001

1. Description of Plan

The following description of the St. Laurent Paperboard Hourly Savings Plan (formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan) (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. St. Laurent Paperboard (U.S.), Inc.-1 (the Company) is the plan sponsor. Since May 31, 2000, the Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation
(SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company. On January 1, 2001, the St. Laurent Paperboard (U.S.) 401(k) Savings Plan was renamed the St. Laurent Paperboard Hourly Savings Plan. The Plan was established January 1, 1989 and has been amended and restated in its entirety since that time, most recently on January 1, 2001.

Contributions

Each year, participants may contribute from 1 to 22 percent of eligible compensation, as defined by the Plan, depending on the amount permitted for the particular location. In 2000, the Plan permitted contributions from 1 to 20 percent of eligible participant compensation. The Company makes a matching contribution in varying amounts depending on the location where the participant is employed. Beginning in 2001, certain locations have adopted an amendment which specifies that the Company contributions be made in the form of cash invested in SSCC common stock. For these locations, when an employee reaches the age of 55, all employer contributions may be exchanged into investment options desired by the participant. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's matching contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

                   Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions plus actual earnings thereon are vested in 20 percent increments after one year of service with 100 percent vesting after five years of service.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds and SSCC common stock. All participant contributions are participant-directed.

On January 1, 2001, the trustee and recordkeeping functions related to the Plan were transferred to T. Rowe Price Trust Company. In order to facilitate the transfer, most assets were liquidated prior to December 31, 2000. The assets liquidated are represented in the financial statements as a receivable on that date, as the final settlement had not occurred prior to the close of business on December 31, 2000.

Forfeitures

Forfeitures of non-vested employer contributions are used to reduce future employer contributions. At December 31, 2001, the Company has approximately $36,000 in forfeitures which will be used to offset future employer contributions.

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant's election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

                   Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Transfers

During 2001, participants and related accounts from affiliated plans transferred into (out of) the Plan. The amounts of the transfers are as follows:

                                                                                               2001
                                                                                            ------------
   Smurfit-Stone Container Corporation Savings Plan                                         $(25,498,274)
   St. Laurent Packaging Corporation Latta Division 401(k) Plan                                2,726,342
   Eastern Container Corporation 401(k) Plan                                                   1,064,627
   Eastern Container Corporation Profit Sharing Retirement Plan                                  570,476
   Other transfers to affiliated plans                                                           258,174
                                                                                            ------------
                                                                                            $(20,878,655)
                                                                                            ============

Transfers into the Plan in 2000 relate to transfers from previous employers, primarily related to employees of the Forest Products Division.

Reclassifications

Certain 2000 amounts were reclassified to correspond to the 2001 classifications.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

                   Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

                   Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                                 December 31
                                                                            2001               2000
                                                                       -------------------------------
 Lasalle Interest Income Fund (4,384,147 shares of
   mutual fund)                                                        $           -        $4,384,147

 T. Rowe Price Blue Chip Growth Fund (70,792 shares
   of mutual fund)                                                         2,050,832                 -

 T. Rowe Price Spectrum Income Fund (123,887 shares
   of mutual fund)                                                         1,313,203                 -

 T. Rowe Price Equity Income Fund (185,735 shares of
   mutual fund)                                                            4,392,643                 -

 T. Rowe Price Blended Stable Value Fund (3,114,137
   shares of mutual fund)                                                  3,114,137                 -

 Putnam New Opportunities Fund (81,755 shares of
   mutual fund)                                                            3,350,314                 -

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(2,203,974) and $(4,002,522), respectively, as follows:

                                                Year Ended December 31
                                                 2001             2000
                                             ----------------------------

 Mutual funds                                $(2,202,906)     $(4,219,320)
 Common stock                                     (1,068)         216,798
                                             ----------------------------
                                             $(2,203,974)     $(4,002,522)
                                             =============================

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

                   Notes to Financial Statements (continued)


4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the SSCC Common Stock Fund is as follows:

                                                                                            Year Ended
                                                                                        December 31, 2001
                                                                                        -----------------
   Beginning balance, SSCC Common Stock Fund                                               $        -
   Contributions                                                                                51,459
   Net appreciation                                                                                777
   Benefits paid to participants                                                                (1,006)
   Net transfers from participant-directed investments or other SSCC plans                      10,403
                                                                                        -----------------
   Ending balance, SSCC Common Stock Fund                                                      $61,633
                                                                                        =================

5. Plan Tax Status

The Plan has received a determination letter from the IRS dated March 30, 1995, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was restated and amended on January 1, 2001, subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. On February 28, 2002, the Plan applied for a new determination letter with the IRS for the amended and restated Plan.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, participants would become 100 percent vested in their accounts.

                              Supplemental Schedule

                   St. Laurent Paperboard Hourly Savings Plan
          (Formerly St. Laurent Paperboard (U.S.) 401(k) Savings Plan)

                                 EIN: 54-1850745
                                  Plan No. 001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

            Identity of Issuer                   Description of Assets           Cost       Current Value
---------------------------------------------------------------------------------------------------------
SSCC Common Stock Fund*                    3,859 shares of common stock       $     60,752  $      61,633

T. Rowe Price Blended Stable Value Fund*   3,114,137 shares of mutual fund       3,114,137      3,114,137

T. Rowe Price Blue Chip Growth Fund*       70,792 shares of mutual fund          2,211,732      2,050,832

T. Rowe Price International Stock Fund*    44,849 shares of mutual fund            623,210        492,890

T. Rowe Price New Horizons Fund*           18,075 shares of mutual fund            391,162        409,042

T. Rowe Price Personal Strategy Balanced   24,098 shares of mutual fund            375,614        363,638
   Fund*

T. Rowe Price Equity Income Fund*          185,735 shares of mutual fund         4,537,491      4,392,643

Fidelity Value Fund                        3,528 shares of mutual fund             175,322        181,722

Fidelity Contra Fund                       5,661 shares of mutual fund             243,534        242,112

Putnam New Opportunities Fund              81,755 shares of mutual fund          4,654,296      3,350,314

Equity Index Trust (S&P 500)               13,134 shares of mutual fund            438,384        404,290

T. Rowe Price Personal Strategy Income     13,233 shares of mutual fund            170,173        169,515
   Fund*

T. Rowe Price Personal Strategy Growth     30,355 shares of mutual fund            558,072        532,429
   Fund*

T. Rowe Price Summit Cash Reserves Fund*   677,790 shares of mutual fund           677,790        677,790

T. Rowe Price Spectrum Income Fund*        123,887 shares of mutual fund         1,338,200      1,313,203

Participant loans*                         Loans to participants,                        -        511,375
                                             bearing interest at 5% to
                                             10.5%, maturities through
                                             2009
                                                                              ---------------------------
                                                                              $ 19,569,869  $  18,267,565
                                                                              ===========================

*Party-in-interest.

Financial Statements and Supplemental Schedule

Smurfit-Stone Container Corporation Hourly Savings Plan
Years Ended December 31, 2001 and 2000

             Smurfit-Stone Container Corporation Hourly Savings Plan

                 Financial Statements and Supplemental Schedule

                     Years Ended December 31, 2001 and 2000



                                    Contents

Report of Independent Auditors ....................................................................      1

Financial Statements

Statements of Net Assets Available for Benefits ...................................................      2
Statements of Changes in Net Assets Available for Benefits ........................................      3
Notes to Financial Statements .....................................................................      4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ....................................     10

                         Report of Independent Auditors

The Administrative Committee
Smurfit-Stone Container Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Smurfit-Stone Container Corporation Hourly Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                              /s/Ernst & Young LLP

St. Louis, Missouri
May 24, 2002

             Smurfit-Stone Container Corporation Hourly Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                  December 31
                                                             2001             2000
                                                         -----------------------------
Assets
Investments, at fair value                               $125,826,562     $122,557,178
Guaranteed investment contracts, at contract value         18,843,658       19,899,137
Cash                                                                -           61,867
Employee contribution receivable                              262,499          422,035
Employer contribution receivable                               39,410           67,904
                                                         -----------------------------
Net assets available for benefits                        $144,972,129     $143,008,121
                                                         =============================

See accompanying notes.

             Smurfit-Stone Container Corporation Hourly Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                           Year Ended December 31
                                                                            2001             2000
                                                                     --------------------------------
Contributions:
   Employees                                                         $     15,285,567    $ 16,537,923
   Employer                                                                 3,234,017       3,207,049
Dividend and interest income:
   Interest on guaranteed investment contracts                              1,136,921       1,277,875
   Investment income                                                        3,003,787       9,130,412
                                                                     --------------------------------
Total additions                                                            22,660,292      30,153,259

Net realized and unrealized depreciation of investments                   (12,152,471)     (9,987,951)
Withdrawals by participants                                                (8,381,713)    (10,444,519)
Net transfer of participants to other plans                                  (144,793)              -
Administrative expenses                                                       (17,307)         (3,100)
                                                                     --------------------------------
Net increase in net assets available for benefits                           1,964,008       9,717,689
Net assets available for benefits, beginning of year                      143,008,121     133,290,432
                                                                     --------------------------------
Net assets available for benefits, end of year                       $    144,972,129    $143,008,121
                                                                     ================================

See accompanying notes.

            Smurfit-Stone Container Corporation Hourly Savings Plan

                           December 31, 2001 and 2000

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. Stone Container Corporation (the Company or SCC) is the plan sponsor. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1 to 25 percent of eligible compensation up to the maximum amount permitted by the Internal Revenue Code (the Code) and subject to the other limitations included in various supplements to the plan document.

The Company contributes, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant's deferred compensation, subject to various limitations outlined in supplements to the plan document. During 2001, certain locations adopted an amendment which specifies that the employer contributions be made in the form of cash invested in SSCC common stock. For these locations, when an employee reaches the age of 59 1/2, all employer contributions may be exchanged into investment options desired by the participant.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            Smurfit-Stone Container Corporation Hourly Savings Plan

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of accounts plus actual earnings thereon is based on the location where the participant is employed and the locally negotiated organized labor negotiated contract.

Forfeitures

Forfeitures of non-vested amounts are used to offset future employer contributions. In 2001, approximately $2,000 of forfeitures were used to offset the employer contribution. At December 31, 2001, the Company had approximately $1,000 in forfeitures which will be used to offset future employer contributions.

Investment Options

Upon enrollment in the Plan, contributions may be directed into various trusteed mutual funds and SSCC common stock by the participant. All participant contributions are participant-directed.

Distributions

The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Termination

Although it has not expressed any intent to do so, the Company reserves the right to discontinue the Plan at any time, subject to the terms of ERISA. If the Plan is terminated, each participant's account balance will be distributed as directed by the participant or to the named beneficiaries.

            Smurfit-Stone Container Corporation Hourly Savings Plan

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Investment Valuation

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is valued based on closing stock prices on national stock exchanges. Frozen Fixed Income Fund value equals contract value or cost plus accrued interest which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

            Smurfit-Stone Container Corporation Hourly Savings Plan

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                                 December 31
                                                                             2001               2000
                                                                         -------------------------------
   T. Rowe Price Personal Strategy Balanced Fund
     (1,105,521 and 1,040,659 shares of mutual fund)                     $16,682,311         $16,567,295

   T. Rowe Price Equity Income Fund (1,378,531 and
     1,250,978 shares of mutual fund)                                     32,602,273          30,861,616

   T. Rowe Price Blue Chip Growth Fund (1,342,671
     and 1,312,106 shares of mutual fund)                                 38,897,185          44,414,791

   T. Rowe Price Frozen Fixed Income Fund (18,843,658
     and 19,899,137 shares of mutual fund)                                18,843,658          19,899,137

   T. Rowe Price Blended Stable Value Fund
     (12,966,594 shares of mutual fund)                                   12,966,594         Less than 5%

   Putnam New Opportunities Fund (191,427 and
     158,935 shares of mutual fund)                                        7,844,666           9,316,793

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(12,152,471) and $(9,987,951), respectively, as follows:

                                                   2001               2000
                                              --------------------------------

   Mutual funds                               $(12,483,533)       $(10,376,492)
   Common stock                                    331,062             388,541
                                              --------------------------------
                                              $(12,152,471)       $ (9,987,951)
                                              ================================

            Smurfit-Stone Container Corporation Hourly Savings Plan

4. Fund With Guaranteed Investment Contracts

The Plan has investments in the T. Rowe Price Frozen Fixed Income Fund, which holds guaranteed investment contracts for the exclusive benefit of plan participants. The fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events may result in a distribution at other than contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000, was $18,843,658 and $19,899,137, respectively. The average yield and crediting interest rates were approximately 6.05 percent and 6.25 percent for 2001 and 2000, respectively.

5. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to SSCC common stock is as follows:

                                                                Year Ended
                                                             December 31, 2001
                                                             -----------------

   Beginning balance, SSCC Common Stock Fund                 $       5,000,885
   Contributions                                                     1,035,118
   Net appreciation                                                    331,244
   Benefits paid to participants                                      (247,912)
   Transfers to participant-directed investments                    (1,219,148)
                                                             -----------------
   Ending balance, SSCC Common Stock Fund                    $       4,900,187
                                                             =================

6. Transfer of Plan Assets

Effective December 31, 2000, the Stone Container Corporation General and Pacific Northwest Retirement Plan merged into the Plan. In 2001, approximately $2.1 million of participant accounts was transferred to the Plan in connection with this merger.

             Smurfit-Stone Container Corporation Hourly Savings Plan

6. Transfer of Plan Assets (continued)

Also during 2001, a total of 141 participants and associated account balances of approximately $2.3 million were transferred to the Smurfit-Stone Container Corporation Savings Plan and Jefferson Smurfit Corporation Hourly Savings Plan.

7. Tax Status

The Plan has received a determination letter from the IRS dated July 31, 1995, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was restated and amended on January 1, 2001, subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. On February 28, 2002, the Plan applied for a determination on the restated and amended plan.

                              Supplemental Schedule

            Smurfit-Stone Container Corporation Hourly Savings Plan

                            EIN: 36-2041256 Plan #043

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

            Identity of Issuer                         Description of Assets             Cost       Current Value
-----------------------------------------------------------------------------------------------------------------
SSCC Common Stock Fund*                           306,837 shares of common stock    $   4,262,485   $   4,900,187

T. Rowe Price Blended Stable Value Fund*          12,966,594 shares of mutual fund     12,966,594      12,966,594

T. Rowe Price Frozen Fixed Income Fund*           18,843,658 shares of mutual fund     18,843,658      18,843,658

T. Rowe Price International Stock Fund*           36,579 shares of mutual fund            587,812         402,006

T. Rowe Price New Horizons Fund*                  129,235 shares of mutual fund         3,497,612       2,924,584

T. Rowe Price Personal Strategy Balanced Fund*    1,105,521 shares of mutual fund      17,925,547      16,682,311

T. Rowe Price Equity Income Fund*                 1,378,531 shares of mutual fund      37,010,498      32,602,273

Fidelity Value Fund                               19,892 shares of mutual fund            957,049       1,024,613

Fidelity Contra Fund                              48,940 shares of mutual fund          2,687,219       2,093,183

Putnam New Opportunities Fund                     191,427 shares of mutual fund        14,221,539       7,844,666

Equity Index Trust (S&P 500)                      63,754 shares of mutual fund          2,284,476       1,965,539

T. Rowe Price Personal Strategy Income Fund*      11,656 shares of mutual fund            150,580         149,314

T. Rowe Price Personal Strategy Growth Fund*      27,106 shares of mutual fund            510,115         475,448

T. Rowe Price Summit Cash Reserves Fund*          2,501,395 shares of mutual fund       2,501,395       2,501,395

T. Rowe Price Spectrum Income Fund*               37,478 shares of mutual fund            403,451         397,264

T. Rowe Price Blue Chip Growth Fund*              1,342,671 shares of mutual fund      45,128,774      38,897,185
                                                                                    -----------------------------
                                                                                    $ 163,938,804   $ 144,670,220
                                                                                    =============================

*Parties-in-interest.

Financial Statements and Supplemental Schedule

Smurfit Packaging Corporation Savings Plan
Years Ended December 31, 2001 and 2000

                   Smurfit Packaging Corporation Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2001 and 2000



                                    Contents

Report of Independent Auditors ......................................................................    1

Financial Statements

Statements of Net Assets Available for Benefits .....................................................    2
Statements of Changes in Net Assets Available for Benefits ..........................................    3
Notes to Financial Statements .......................................................................    4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ......................................   11

                         Report of Independent Auditors

The Administrative Committee
Smurfit-Stone Container Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit Packaging Corporation Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/Ernst & Young LLP

St. Louis, Missouri
May 24, 2002

                   Smurfit Packaging Corporation Savings Plan

                 Statements of Net Assets Available for Benefits

                                                           December 31
                                                      2001             2000
                                                   ----------------------------
Assets
Investments, at fair value                         $20,613,083      $22,569,020
Employee contribution receivable                             -           65,036
Employer contribution receivable                        27,525           36,060
                                                   ----------------------------
Net assets available for benefits                  $20,640,608      $22,670,116
                                                   ============================

See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                              Year Ended December 31
                                                                               2001             2000
                                                                         --------------------------------
Contributions:
   Employees                                                             $     1,087,625  $     1,131,249
   Employer                                                                      459,530          456,418
Interest and dividend income                                                     587,640        1,429,866
                                                                         --------------------------------
Total additions                                                                2,134,795        3,017,533

Net realized and unrealized depreciation of investments                       (1,375,073)      (2,307,777)
Transfers of participant account to other plans                                  (53,297)          (7,280)
Withdrawals by participants                                                   (2,728,373)      (2,126,462)
Administrative expenses                                                           (7,560)          (7,587)
                                                                         --------------------------------
Net decrease in net assets available for benefits                             (2,029,508)      (1,431,573)
Net assets available for benefits, beginning of year                          22,670,116       24,101,689
                                                                         --------------------------------
Net assets available for benefits, end of year                           $    20,640,608  $    22,670,116
                                                                         ================================

See accompanying notes.

                   Smurfit Packaging Corporation Savings Plan

                          Notes to Financial Statements

                               December 31, 2001

1. Description of Plan

The following description of the Smurfit Packaging Corporation Savings Plan (the
Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. Smurfit Packaging Corporation (the Company) is the Plan's sponsor. The Company is a wholly owned subsidiary of Jefferson Smurfit Group plc (JS Group). The Company owns an approximately 29 percent interest in Smurfit-Stone Container Corporation
(SSCC).

General

The Plan is a defined contribution plan covering eligible salaried employees of the Company and its adopting subsidiaries and affiliates other than nonresident aliens, employees covered by a collective bargaining agreement unless specifically included, and leased employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute, on a pretax basis, from 1 to 15 percent of eligible compensation as defined by the Plan. Participants may also contribute amounts on an after-tax basis and rollover amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes matching contributions up to the lesser of 70 percent of the first 6 percent of eligible compensation deferred by a participant or half of the elective contribution limit (65 percent prior to January 1, 2001). Employee contributions and employer match amounts may be invested in mutual funds available through the Plan or SSCC common stock. Prior to November 18, 1998, the Plan held Jefferson Smurfit Corporation (JSC) common stock as an optional investment fund for employee contributions and the required investment fund for matching contributions for employees under age 59 1/2. SSCC was formed when JSC and Stone Container Corporation merged on November 18, 1998, at which date all JSC common stock was exchanged for SSCC common stock. After November 18, 1998, participants can direct all or a portion of their contribution into SSCC common stock. All contributions are subject to applicable limitations.

                   Smurfit Packaging Corporation Savings Plan

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of service, vesting in 20 percent of the employer match each year. Forfeitures of non-vested amounts are used to offset future Company contributions.

Investment Options

Upon enrollment in the Plan, contributions may be directed into one or more of 15 investment options offered by the Plan. The investment options are primarily trusteed funds, other than the SSCC Stock Fund, in which directed employee contributions and applicable employer matching contributions are invested in common stock of SSCC. In addition to the fund options, certain employees may have a portion of their plan investment held in shares of Exxon Mobil Corporation common stock or JS Group common stock. Contributions are no longer permitted into either of these funds.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

                   Smurfit Packaging Corporation Savings Plan

Distributions

The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Stock Fund are distributable in shares of common stock or cash, at the participant's election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market price. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

                   Smurfit Packaging Corporation Savings Plan

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                                    December 31
                                                                               2001             2000
                                                                           ----------------------------
   SSCC common stock (112,272 and 135,038 shares of
     common stock)                                                          $1,792,984       $2,017,136

   T. Rowe Price Blended Stable Value Fund (2,802,320
     and 2,672,565 shares of mutual fund)                                    2,802,320        2,672,565

   Exxon Mobil Corporation common stock (108,701 and
     56,384 shares of common stock)                                          4,271,954        4,901,850

   T. Rowe Price Equity Income Fund (143,996 and
     186,084 shares of mutual fund)                                          3,405,509        4,590,684

   T. Rowe Price Blue Chip Growth Fund (72,640 and
     60,069 shares of mutual fund)                                           2,104,372        2,033,343

   T. Rowe Price New Horizons Fund (62,005 and 61,890
     shares of mutual fund)                                                  1,403,180        1,478,557

   T. Rowe Price Personal Strategy Balanced Fund (71,978
     shares of mutual fund)                                                Less than 5%       1,145,895

                   Smurfit Packaging Corporation Savings Plan

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,375,073) and $(2,307,777), respectively, as follows:

                                                       2001             2000
                                                   ----------------------------

   Mutual funds                                    $(1,086,994)     $(1,177,472)
   Common stock                                       (288,079)      (1,130,305)
                                                   ----------------------------
                                                   $(1,375,073)     $(2,307,777)
                                                   ============================

4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the SSCC Common Stock and JS Group Common Stock Funds is as follows:

                                                                               Year Ended December 31
                                                                                2001             2000
                                                                             ---------------------------
   Beginning balance, SSCC Common Stock Fund                                 $2,017,136      $ 3,039,702
   Contributions                                                                 50,613           98,783
   Net appreciation (depreciation)                                              145,042       (1,169,124)
   Benefits paid to participants                                               (119,732)        (100,008)
   Transfers (to) from participant-directed investments and JS Group
     stock                                                                     (300,075)         147,783
                                                                             ---------------------------
   Ending balance, SSCC Common Stock Fund                                    $1,792,984      $ 2,017,136
                                                                             ===========================

                                                                               Year Ended December 31
                                                                                2001             2000
                                                                             --------------------------
Beginning balance, JS Group Common Stock Fund                                $ 472,164        $ 872,842
Net appreciation (depreciation) and dividends                                   64,898         (314,258)
Forfeitures                                                                     (1,494)             (28)
Benefits paid to participants                                                  (32,949)         (37,878)
Transfers to participant-directed investments                                     (631)         (48,514)
                                                                             --------------------------
Ending balance, JS Group Common Stock Fund                                   $ 501,988        $ 472,164
                                                                             ==========================

                   Smurfit Packaging Corporation Savings Plan

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6. Tax Status

The Plan has received a determination letter from the IRS dated May 30, 1996, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated on January 1, 2001 subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. On February 28, 2002, the Plan applied for a new determination letter for the amended and restated Plan.

7. Subsequent Event (Unaudited)

During January 2002, the Company, through a series of transactions between itself and other affiliates of JS Group, initiated a complete reorganization transforming the existing legal structure of the Company into six new legal entities. The ownership of these new entities will be among wholly owned subsidiaries of JS Group. In connection with the reorganization, the Plan's sponsor changed its name to Smurfit Packaging, LLC.

On February 4, 2002, the Plan's sponsor terminated the employees of the Hayward and Sacramento locations because the facilities were sold. In aggregate, the terminations represented a partial termination of the Plan. As a result of this partial termination, all account balances of affected employees were fully vested as of February 4, 2002, the date on which the employees were terminated.

                   Smurfit Packaging Corporation Savings Plan

On May 28, 2002, the Plan's sponsor terminated the employees of the Exeter and Jamestown locations (collectively Sequoia Voting Systems, Inc.) because the wholly owned subsidiary was sold in its entirety. In aggregate, the terminations represented a partial termination of the Plan. As a result of this partial termination, all account balances of affected employees were fully vested as of May 28, 2002, the date on which the employees were terminated.

                              Supplemental Schedule

                   Smurfit Packaging Corporation Savings Plan

                            EIN: 43-1531057 Plan #003

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

               Identity of Issuer                    Description of Investment          Cost        Current Value
-----------------------------------------------------------------------------------------------------------------
SSCC Common Stock Fund*                          112,272 shares of common stock      $  1,645,202   $   1,792,984

JS Group Common Stock Fund*                      231,779 shares of common stock           551,639         501,988

T. Rowe Price Blended Stable Value Fund*         2,802,320 shares of mutual fund        2,802,320       2,802,320

Exxon Mobil Stock Fund                           108,701 shares of common stock         1,219,076       4,271,954

T. Rowe Price International Stock Fund*          27,235 shares of mutual fund             401,253         299,318

T. Rowe Price New Horizons Fund*                 62,005 shares of mutual fund           1,497,156       1,403,180

T. Rowe Price Personal Strategy Balanced Fund*   67,311 shares of mutual fund             986,887       1,015,730

T. Rowe Price Equity Income Fund*                143,996 shares of mutual fund          3,468,046       3,405,509

Fidelity Value Fund                              3,434 shares of mutual fund              167,105         176,902

Fidelity Contra Fund                             6,156 shares of mutual fund              320,304         263,309

Putnam New Opportunities Fund                    17,913 shares of mutual fund           1,209,037         734,062

Equity Index Trust (S&P 500)                     19,645 shares of mutual fund             632,573         605,643

T. Rowe Price Personal Strategy Income Fund*     5,689 shares of mutual fund               73,587          72,876

T. Rowe Price Personal Strategy Growth Fund*     18,184 shares of mutual fund             329,189         318,941

T. Rowe Price Summit Cash Reserves Fund*         209,039 shares of mutual fund            209,039         209,039

T. Rowe Price Spectrum Income Fund*              37,598 shares of mutual fund             407,047         398,541

T. Rowe Price Blue Chip Growth Fund*             72,640 shares of mutual fund           2,203,595       2,104,372

Various participants                             Participant loans, interest rates              -         236,415
                                                    from 6% to 10.25%, maturities
                                                    through 2012
                                                                                     ----------------------------
                                                                                     $ 18,123,055   $  20,613,083
                                                                                     ============================

*Parties-in-interest.

Financial Statements and Supplemental Schedules

Jefferson Smurfit Corporation Hourly Savings Plan
Years Ended December 31, 2001 and 2000

                         Jefferson Smurfit Corporation
                              Hourly Savings Plan

                            Financial Statements and
                             Supplemental Schedules

                     Years Ended December 31, 2001 and 2000



                                    Contents

Report of Independent Auditors .....................................................................     1

Financial Statements

Statements of Net Assets Available for Benefits ....................................................     2
Statements of Changes in Net Assets Available for Benefits .........................................     3
Notes to Financial Statements ......................................................................     4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .....................................    10
Schedule H, Line 4j - Schedule of Reportable Transactions ..........................................    11

                         Report of Independent Auditors

The Administrative Committee
Smurfit-Stone Container Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Jefferson Smurfit Corporation Hourly Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                              /s/Ernst & Young LLP

St. Louis, Missouri
May 24, 2002

                Jefferson Smurfit Corporation Hourly Savings Plan

                 Statements of Net Assets Available for Benefits

                                                         December 31
                                                   2001              2000
                                               -------------------------------
Assets
Cash                                           $            -   $       91,978
Investments, at fair value                         86,923,103       83,110,630
Employer contribution receivable                       33,889           49,668
Employee contribution receivable                      318,941          398,593
                                               -------------------------------
Net assets available for benefits              $   87,275,933   $   83,650,869
                                               ===============================

See accompanying notes.

                Jefferson Smurfit Corporation Hourly Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                                Year Ended December 31
                                                                                 2001            2000
                                                                             ---------------------------
Contributions:
   Employees                                                                 $10,367,996    $ 11,000,394
   Employer                                                                    2,233,282       2,174,129
Interest and dividend income                                                   2,302,541       6,101,343
                                                                             ---------------------------
Total additions                                                               14,903,819      19,275,866

Net realized and unrealized depreciation of investments                       (4,095,267)    (12,364,715)
Transfers of participant accounts to other plans                              (1,613,449)     (5,776,815)
Withdrawals by participants                                                   (5,561,642)     (5,601,374)
Administrative expenses                                                           (8,397)         (8,830)
                                                                             ---------------------------
Net increase (decrease) in net assets available for benefits                   3,625,064      (4,475,868)
Net assets available for benefits, beginning of year                          83,650,869      88,126,737
                                                                             ---------------------------
Net assets available for benefits, end of year                               $87,275,933    $ 83,650,869
                                                                             ===========================

See accompanying notes.

               Jefferson Smurfit Corporation Hourly Savings Plan

                         Notes to Financial Statements

                               December 31, 2001

1. Description of Plan

The following description of the Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. Jefferson Smurfit Corporation (U.S.) (the Company or JSC (U.S.)) is the Plan's sponsor. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined contribution plan established January 1, 1992, covering all eligible hourly employees of the Company and its adopting subsidiaries and affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1 to 15 percent of eligible compensation as defined by the Plan. The Company and other affiliated participating employers within the controlled group contribute matching contributions of 0 to 50 percent of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements. Under current plan provisions, employer contributions may be in the form of cash invested in SSCC common stock. When an employee reaches the age of 59 1/2, all employer contributions may be exchanged into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the matching contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of service, vesting in 20 percent of the employer match each year.

               Jefferson Smurfit Corporation Hourly Savings Plan

Forfeitures

Forfeitures of nonvested amounts are used to offset employer contributions. During 2001, approximately $13,000 was used to offset the employer contribution. At December 31, 2001, the Company had approximately $6,000 in forfeitures which will be used to offset future employer contributions.

Distributions

The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant's election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Investment Options

Upon enrollment in the Plan, contributions may be directed into one of 15 investment options offered by the Plan. The investment options are primarily trusteed funds, other than the SSCC Company Stock Fund, in which employer matching contributions and any directed employee contributions are invested in common stock of SSCC. Certain employees have a portion of their investment held in shares of Jefferson Smurfit Group, plc (JS Group) common stock. Contributions are no longer permitted into this fund.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at fair value as determined by the trustee based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

               Jefferson Smurfit Corporation Hourly Savings Plan

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

               Jefferson Smurfit Corporation Hourly Savings Plan

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                                                          December 31
                                                                                                      2001            2000
                                                                                                  ---------------------------
   SSCC common stock (1,001,120 and 957,628 shares of common stock)*                              $15,987,891     $14,304,564
   T. Rowe Price Blue Chip Growth Fund (263,580 and 227,458 shares of mutual fund)                  7,635,920       7,699,460
   T. Rowe Price Blended Stable Value Fund (11,225,610 and 9,675,370 shares of mutual fund)        11,225,609       9,675,370
   T. Rowe Price New Horizons Fund (467,338 and 438,622 shares of mutual fund)                     10,575,858      10,478,689
   T. Rowe Price Personal Strategy Balanced Fund (516,127 and 509,013 shares of mutual fund)        7,788,357       8,103,484
   T. Rowe Price Equity Income Fund (808,756 and 748,535 shares of mutual fund)                    19,127,084      18,466,370
   Putnam New Opportunities Fund (74,091 shares of mutual fund)                                   Less than 5%      4,343,231

   *Nonparticipant-directed.

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(4,095,267) and $(12,364,715), respectively, as follows:

                                              2001            2000
                                          ----------------------------

   Mutual funds                           $(5,355,656)    $ (5,780,147)
   Common stock                             1,260,389       (6,584,568)
                                          ----------------------------
                                          $(4,095,267)    $(12,364,715)
                                          ============================

               Jefferson Smurfit Corporation Hourly Savings Plan

4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the SSCC Common Stock Fund and the JS Group Common Stock Fund is as follows:

                                                                               Year Ended December 31
                                                                                2001             2000
                                                                            ----------------------------
   Beginning balance, SSCC Common Stock Fund                                $14,304,564      $15,680,684
   Contributions                                                              2,716,098        2,679,108
   Net appreciation (depreciation)                                            1,183,878       (6,109,379)
   Benefits paid to participants                                               (583,106)        (455,747)
   Net transfers to participant-directed investments or from
     other SSCC plans                                                        (1,633,543)       2,509,898
                                                                            ----------------------------
   Ending balance, SSCC Common Stock Fund                                   $15,987,891      $14,304,564
                                                                            ============================

                                                                                Year Ended December 31
                                                                                2001            2000
                                                                              -------------------------
   Beginning balance, JS Group Common Stock Fund                              $730,859       $1,238,005
   Net appreciation (depreciation) and dividends                                99,647         (452,023)
   Distributions                                                               (38,802)         (32,044)
   Transfers to SSCC Common Stock Fund                                         (32,498)         (23,079)
                                                                              -------------------------
   Ending balance, JS Group Common Stock Fund                                 $759,206       $  730,859
                                                                              =========================

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

               Jefferson Smurfit Corporation Hourly Savings Plan

6. Tax Status

The Plan has received a determination letter from the IRS dated June 17, 1996, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was restated and amended on January 1, 2001, subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. On February 28, 2002, the Plan applied for a new determination letter with the IRS for the amended and restated Plan.

7. Transfer of Plan Assets

During 2001, plan transfers of approximately $1.6 million relate to the transfer of 98 participants and their accounts to the Smurfit-Stone Container Corporation Savings Plan.

During 2000, the Company sold a facility known as Oregon City Mill. During 2000, in connection with this transaction, approximately $5.3 million of participant accounts were transferred out of the Plan to the new employer. This distribution is included as part of transfers of participant accounts to other plans.

                             Supplemental Schedules

                Jefferson Smurfit Corporation Hourly Savings Plan

                            EIN: 36-2659288 Plan #063

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

           Identity of Issuer                        Description of Investment               Cost       Current Value
---------------------------------------------------------------------------------------------------------------------
SSCC Common Stock Fund*                           1,001,120 shares of common stock       $15,120,161    $  15,987,891

JS Group Common Stock Fund*                       350,543 shares of common stock             804,418          759,206

T. Rowe Price Equity Income Fund*                 808,756 shares of mutual fund           19,707,030       19,127,084

T. Rowe Price Personal Strategy Balanced Fund*    516,127 shares of mutual fund            7,621,670        7,788,357

T. Rowe Price New Horizons Fund*                  467,338 shares of mutual fund           10,910,834       10,575,858

T. Rowe Price International Stock Fund*           153,882 shares of mutual fund            2,233,197        1,691,168

Fidelity Contra Fund                              40,876 shares of mutual fund             2,164,820        1,748,265

Fidelity Value Fund                               11,997 shares of mutual fund               585,539          617,967

Putnam New Opportunities Fund                     89,724 shares of mutual fund             5,844,646        3,676,881

T. Rowe Price Blended Stable Value Fund*          11,225,610 shares of mutual fund        11,225,610       11,225,609

Equity Index Trust (S&P 500)                      99,867 shares of mutual fund             3,261,420        3,078,893

T. Rowe Price Personal Strategy Income Fund*      24,588 shares of mutual fund               317,592          314,975

T. Rowe Price Personal Strategy Growth Fund*      51,249 shares of mutual fund               937,099          898,904

T. Rowe Price Summit Cash Reserves Fund*          1,228,936 shares of mutual fund          1,228,936        1,228,936

T. Rowe Price Spectrum Income Fund*               53,508 shares of mutual fund               583,762          567,189

T. Rowe Price Blue Chip Growth Fund*              263,580 shares of mutual fund            8,142,928        7,635,920
                                                                                         ----------------------------
                                                                                         $90,689,662    $  86,923,103
                                                                                         ============================

*Parties-in-interest.

                Jefferson Smurfit Corporation Hourly Savings Plan

                            EIN: 36-2659288 Plan #063

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 2001

                                                                                                          Current
                                                                                                           Value
                                                                                                         Asset on
                                                 Description    Purchase       Selling        Cost      Transaction    Net Gain
          Identity of Party Involved              of Asset        Price         Price       of Asset        Date        (Loss)
-------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of the current value of plan assets
-------------------------------------------------------------------------------------------
SSCC Common Stock Fund                           Common stock  $3,055,931    $         -    $3,055,931   $3,055,931    $      -
                                                 Common stock           -      2,145,594     2,022,953    2,145,594     122,641

There were no category (i), (ii), or (iv) transactions.

Financial Statements and Supplemental Schedule

Smurfit-Stone Container Corporation Savings Plan
Years Ended December 31, 2001 and 2000

                Smurfit-Stone Container Corporation Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2001 and 2000

                                    Contents

Report of Independent Auditors .........................................    1

Financial Statements

Statements of Net Assets Available for Benefits ........................    2
Statements of Changes in Net Assets Available for Benefits .............    3
Notes to Financial Statements ..........................................    4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .........   11

                         Report of Independent Auditors

The Administrative Committee
Smurfit-Stone Container Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                              /s/Ernst & Young LLP

St. Louis, Missouri
May 24, 2002

                Smurfit-Stone Container Corporation Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                  December 31
                                                            2001              2000
                                                      ------------------------------------
Assets
Investments, at fair value                                 $634,906,492     $618,810,829
Guaranteed investment contracts, at contract value           48,031,824       51,431,310
Cash                                                             33,412          318,076
Employee contribution receivable                                  8,079          957,935
Employer contribution receivable                              1,058,413          958,057
                                                      ------------------------------------
Net assets available for benefits                          $684,038,220     $672,476,207
                                                      ====================================

See accompanying notes.

                Smurfit-Stone Container Corporation Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                        Year Ended December 31
                                                                       2001              2000
                                                               -----------------------------------
Contributions:
   Employees                                                        $ 37,228,965    $ 33,304,494
   Employer                                                           15,979,652      14,478,839
Net investment income:
   Interest on guaranteed group annuity contracts                      2,902,490       3,296,081
   Interest and dividend income                                       16,579,901      37,070,068
Transfer of participant accounts from (to) affiliated plans           39,721,319      (1,937,845)
                                                               -----------------------------------
Total additions                                                      112,412,327      86,211,637

Net realized and unrealized depreciation of investments              (37,236,204)    (76,209,154)
Withdrawals by participants                                          (63,527,100)    (83,387,059)
Administrative expenses                                                  (87,010)        (61,674)
                                                               -----------------------------------
Net increase (decrease) in net assets available for benefits          11,562,013     (73,446,250)
Net assets available for benefits, beginning of year                 672,476,207     745,922,457
                                                               -----------------------------------
Net assets available for benefits, end of year                      $684,038,220    $672,476,207
                                                               ===================================

See accompanying notes.

                Smurfit-Stone Container Corporation Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. Jefferson Smurfit Corporation (U.S.) (the Company or JSC (U.S.)) is the Plan's sponsor. The Company is a wholly owned subsidiary of Smurfit-Stone
Container Corporation (SSCC).

General

The Plan is a defined contribution plan covering employees of the Company and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1 to 15 percent of eligible compensation as defined by the Plan. Participants may also contribute amounts on an after-tax basis. The Company makes matching contributions up to the lesser of 70 percent of the first 6 percent of eligible compensation deferred by a participant or half of the elective contribution limit (65 percent prior to January 1, 2001). Employer contributions are made in the form of cash invested in SSCC common stock. When an employee reaches the age of 55, all employer contributions may be exchanged into investment options desired by the participant. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                Smurfit-Stone Container Corporation Savings Plan

Forfeitures

Forfeitures of non-vested amounts are used to offset employer contributions. In 2001, approximately $240,000 of forfeitures was used to offset the employer contribution. At December 31, 2001, the Company had approximately $258,000 in forfeitures which will be used to offset future employer contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of service, vesting in 20 percent of the employer match each year.

Investment Options

Upon enrollment in the Plan, employee contributions may be directed into one or more of 15 investment options offered by the Plan. The investment options are primarily trusteed funds, other than the Company stock fund, in which employer matching contributions and directed employee contributions are invested in common stock of SSCC. Certain employees have a portion of their investment held in shares of Exxon Mobil Corporation common stock or Jefferson Smurfit Group plc (JS Group) common stock. Contributions are no longer permitted into either of these funds.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

              Smurfit-Stone Container Corporation Savings Plan

Distributions

The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Stock Fund are distributable in shares of common stock or cash, at the participant's election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost which approximates market. Frozen Fixed Income Fund value equals contract value or cost plus accrued interest, which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses are paid by the Plan.

                Smurfit-Stone Container Corporation Savings Plan

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                                    December 31
                                                                               2001             2000
                                                                        ---------------------------------
SSCC common stock (6,728,137 and 6,362,595 shares of common stock)      $    107,448,347  $    95,041,264

Exxon Mobil Corporation common stock (2,199,495 and 1,218,715 shares
   of common stock)                                                           86,440,148      105,952,005

T. Rowe Price Frozen Fixed Income Fund (48,031,824 and 51,431,310
   shares of mutual fund)                                                     48,031,824       51,431,310

T. Rowe Price Equity Income Fund (5,005,538 and 4,442,475 shares of
   mutual fund)                                                              118,380,966      109,595,861

T. Rowe Price Personal Strategy Balanced Fund (3,164,165 and 3,146,787
   shares of mutual fund)                                                     47,747,248       50,096,854

T. Rowe Price Blended Stable Value Fund (70,673,223 and 57,202,125
   shares of mutual fund)                                                     70,673,223       57,202,125

T. Rowe Price Blue Chip Growth Fund (2,229,776 and 2,065,104 shares of
   mutual fund)                                                               64,596,616       69,903,773

                Smurfit-Stone Container Corporation Savings Plan

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(37,236,204) and $(76,209,154), respectively, as follows:

                                                 2001             2000
                                             -----------------------------

   Mutual funds                              $(35,055,314)    $(33,671,866)
   Common stock                                (2,180,890)     (42,537,288)
                                             -----------------------------
                                             $(37,236,204)    $(76,209,154)
                                             =============================

4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to SSCC common stock and JS Group common stock is as follows:

                                                                                Year Ended December 31
                                                                                2001             2000
                                                                            -----------------------------
   Beginning balance, SSCC Common Stock Fund                                $ 95,041,264     $109,968,179
   Contributions                                                              18,208,364       16,192,197
   Net appreciation (depreciation)                                             7,735,407      (41,466,700)
   Benefits paid to participants                                              (6,060,139)      (5,400,121)
   Net transfers (to) from participant-directed investments and JS
     Group common stock                                                       (7,476,549)      15,747,709
                                                                            -----------------------------
   Ending balance, SSCC Common Stock Fund                                   $107,448,347     $ 95,041,264
                                                                            =============================

                                                                                Year Ended December 31
                                                                                 2001            2000
                                                                             ----------------------------
   Beginning balance, JS Group Common Stock Fund                             $13,011,918      $23,895,210
   Net appreciation (depreciation) and dividends                               1,716,498       (8,633,240)
   Forfeitures                                                                    (5,602)         (12,912)
   Benefits paid to participants                                              (1,027,287)      (1,647,234)
   Net transfers to participant-directed investments and SSCC common
     stock                                                                      (155,006)        (589,906)
                                                                             ----------------------------
   Ending balance, JS Group Common Stock Fund                                $13,540,521      $13,011,918
                                                                             ============================

                Smurfit-Stone Container Corporation Savings Plan

5. Fund With Guaranteed Investment Contracts

The Plan has investments in the T. Rowe Price Frozen Fixed Income Fund, which holds guaranteed investment contracts for the exclusive benefit of plan participants. The fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events may result in a distribution at other than contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000, was $48,031,824 and $51,431,310, respectively. The average yield and crediting interest rates were approximately 6.05 percent and 6.25 percent for 2001 and 2000, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

7. Plan Tax Status

The Plan has received a determination letter from the IRS dated May 30, 1996, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated on January 1, 2001, subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. On February 28, 2002, the Plan applied for a new determination letter for the amended and restated Plan.

                Smurfit-Stone Container Corporation Savings Plan

8. Plan Merger

Effective April 1, 2000, the AB Specialty Packaging, Inc. 401(k) Profit Sharing Plan merged into the Plan. During 2000, approximately $2.8 million of participant accounts were transferred into the Plan. This contribution is included as part of transfers-in of participants accounts.

During 2001, participants and related accounts from affiliated plans transferred into the plan. The amounts of the transfers are as follows:

                                                                              2001
                                                                        -----------------
   St. Laurent Paperboard Hourly Savings Plan (formerly St. Laurent
     Paperboard (U.S.) 401(k) Savings Plan)                                  $25,498,274
   St. Laurent Packaging Corporation Latta Division 401(k) Plan                3,821,298
   Eastern Container Corporation 401(k) Plan                                   4,428,124
   Eastern Container Corporation Profit Sharing Retirement Plan                1,865,300
   Smurfit-Stone Container Corporation Hourly Savings Plan                     2,278,392
   Other transfers from affiliated plans                                       1,829,931
                                                                        -----------------
                                                                             $39,721,319
                                                                        =================

                              Supplemental Schedule

                Smurfit-Stone Container Corporation Savings Plan

                            EIN: 36-2659288 Plan #062

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                Identity of Issuer                      Description of Assets            Cost       Current Value
--------------------------------------------------------------------------------------------------------------------
SSCC Common Stock Fund*                           6,728,137 shares of common stock    $101,671,333    $107,448,347

JS Group Common Stock Fund*                       6,251,972 shares of common stock      15,068,074      13,540,521

Exxon Mobil Stock Fund                            2,199,495 shares of common stock      25,175,182      86,440,148

T. Rowe Price Frozen Fixed Income Fund*           48,031,824 shares of mutual fund      48,031,824      48,031,824

T. Rowe Price Equity Income Fund*                 5,005,538 shares of mutual fund      124,152,277     118,380,966

T. Rowe Price Personal Strategy Balanced Fund*    3,164,165 shares of mutual fund       48,829,163      47,747,248

T. Rowe Price New Horizons Fund*                  1,240,926 shares of mutual fund       30,150,245      28,082,147

T. Rowe Price International Stock Fund*           933,231 shares of mutual fund         14,055,866      10,256,208

Fidelity Contra Fund                              246,061 shares of mutual fund         13,271,951      10,524,031

Fidelity Value Fund                               163,016 shares of mutual fund          8,032,969       8,396,934

Putnam New Opportunities Fund                     553,553 shares of mutual fund         36,635,404      22,684,616

T. Rowe Price Blended Stable Value Fund*          70,673,223 shares of mutual fund      70,673,223      70,673,223

Equity Index Trust (S&P 500)                      526,851 shares of mutual fund         16,731,089      16,242,817

T. Rowe Price Personal Strategy Income Fund*      193,008 shares of mutual fund          2,485,020       2,472,426

T. Rowe Price Personal Strategy Growth Fund*      271,553 shares of mutual fund          4,940,209       4,762,692

T. Rowe Price Summit Cash Reserves Fund*          8,992,844 shares of mutual fund        8,992,844       8,992,844

T. Rowe Price Spectrum Income Fund*               445,679 shares of mutual fund          4,829,753       4,724,197

T. Rowe Price Blue Chip Growth Fund*              2,229,776 shares of mutual fund       72,049,904      64,596,616

Participant loans*                                Interest rates range from 5% to                -       8,940,511
                                                   10.5%, maturities through 2016
                                                                                    --------------------------------
                                                                                      $645,776,330    $682,938,316
                                                                                    ================================

*Parties-in-interest.